

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Jack W. Hanks
President and Chief Executive Officer
MMEX Resources Corp
3616 Far West Blvd., #117-321
Austin, Texas 78731

> **Re: MMEX Resources Corp**
> **Registration Statement on Form S-3**
> **Filed April 28, 2021**
> **File No. 333-255559**

Dear Mr. Hanks:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 Filed April 28, 2021

Plan of Distribution, page 10

1. Please amend the disclosure in your Plan of Distribution section to remove statements that you will sell shares at market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. In this regard, we note that the OTC Pink marketplace does not qualify as a "market" for purposes of Item 501(b)(3) of Regulation S-K and, therefore, the Company must sell securities at a fixed price. Please refer to Item 1 of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Jennifer López-Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Bruce H. Hallett, Esq.